Amendment to Fund Sub-Administration and Accounting Agreement

This Amendment is made as of January 3, 2008 to the Fund Sub-Administration and Accounting Agreement (the “Agreement”) dated September 25, 2007 between Old Mutual Fund Services (the "Customer") as administrator to each series portfolio of Old Mutual Funds I listed on Exhibit A hereto and The Bank of New York (the "Sub-Administrator").

WHEREAS, the Customer and the Sub-Administrator wish to modify the provisions of the Agreement as set forth below;

NOW THEREFORE, the Customer and the Sub-Administrator hereby amend the Agreement as follows:

1.	The following paragraph is added to section “4. Duties and Obligations of BNY.”

4(r)      Customer will deliver to the Sub-Administrator from time to time certain boxes containing documents to be held in archive by the Sub-Administrator (the “Archive Files”). The Sub-Administrator shall preserve the Archive Files in accordance with the Customer’s directions. The Sub-Administrator shall not be responsible to verify the content of the Archive Files or the validity, legality, enforceability, sufficiency, due authorization or genuineness of any document in the Archive Files. The Archive Files shall not be considered books, records, accounts or other documents listed on Schedule II as contemplated in Section 4(o) herein. The Archive Files shall remain the property of the Customer and shall be surrendered to the Customer promptly upon the Customer’s request.

The Sub-Administrator is hereby authorized, upon receipt of a written request from the Customer or its authorized agents to release and deliver at Customer’s cost and expense, the Archive Files referenced in the request for release direction. In no event shall the Sub-Administrator release any Archive Files without obtaining Customer’s prior written consent. The Sub-Administrator shall release to such persons as the Customer shall designate and shall ship the Archive Files through a nationally recognized overnight courier service at the sole cost and expense of the Customer.

Customer will maintain such insurance against loss or damage to any Archive Files as the Customer deems appropriate.

2.         Schedule A of the Agreement is hereby deleted in its entirety and replaced with the Schedule A attached hereto.

3.         Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first written above.

OLD MUTUAL FUND SERVICES

By:	/s/ Robert T. Kelly
Name:	Robert T. Kelly
Title:	Vice President

THE BANK OF NEW YORK

By:	/s/ Joseph F. Keenan
Name:	Joseph F. Keenan
Title:	Managing Director

EXHIBIT A

TO THE FUND SUB-ADMINISTRATION AND ACCOUNTING AGREEMENT

BETWEEN OLD MUTUAL FUND SERVICES AND THE BANK OF NEW YORK

DATED SEPTEMBER 25, 2007

AS AMENDED JANUARY 3, 2008

Name of Fund

Old Mutual Analytic Defensive Equity Fund
Old Mutual Analytic Global Defensive Equity Fund
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Growth Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Clay Finlay China Fund
Old Mutual Clay Finlay Emerging Markets Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Bond Fund
Old Mutual International Equity Fund
Old Mutual Provident Mid-Cap Growth Fund
Old Mutual VA Asset Allocation Balanced Portfolio
Old Mutual VA Asset Allocation Conservative Portfolio
Old Mutual VA Asset Allocation Growth Portfolio
Old Mutual VA Asset Allocation Moderate Growth Portfolio
Old Mutual Analytic VA Defensive Equity Portfolio
Old Mutual Analytic VA Global Defensive Equity Portfolio